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                    Abgenix Contemplates Private Placement of Common Stock


FREMONT, Calif., Nov. 10/PRNewswire/ -- Abgenix, Inc. (Nasdaq: ABGX) announced today that it is contemplating a private placement of newly issued shares of Common Stock to institutional and other accredited investors. No other details were provided.

The Company stated that it would use the net proceeds from any such private placement for research and development, including clinical trials and preclinical testing of the Company's product candidates, and for working capital and general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The Common Stock to be offered will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from such registration requirements.

Statements made in this press release about Abgenix's plans regarding a potential future financing are forward looking statements and are subject to a number of uncertainties that could cause actual events to differ materially from the statements made, including risks associated with the success of clinical trials, the progress of research and product development programs, the regulatory approval process, competitive products, future capital requirements and the extent and breadth of Abgenix's patent portfolio. Please see Abgenix's public filings with the Securities and Exchange Commission for information about risks that may affect Abgenix,

/CONTACT: Kurt Leutzinger, Vice President and Chief Financial Officer of
          Abgenix Inc., 510-608-6575/